Exhibit 99.1

Jiayuan.com Announces Receipt of “Going Private” Proposal and Departure of Director

BEIJING, March 3, 2015 /PRNewswire/ — Jiayuan.com International Ltd. (“Jiayuan” or the “Company”) (NASDAQ: DATE), operator of the largest online dating platform in China, today announced that its Board of Directors (the “Board”) has received a preliminary non-binding proposal letter, dated March 3, 2015 (the “Proposal Letter”), from Vast Profit Holdings Limited (“Vast Profit”) that proposes a “going-private” transaction involving the acquisition of all of the outstanding ordinary shares of the Company not already owned by Vast Profit at a price per share of US$3.58, or US$5.37 per American depositary share of the Company, in cash (the “Transaction”). Every two American depositary shares of the Company represent three ordinary shares. Vast Profit completed its acquisition of 8,003,763 ordinary shares of the Company from Aprilsky Ltd. (“Aprilsky”) on March 2, 2015. Aprilsky is an indirect, wholly-owned subsidiary of the trustee of the Pangu Trust, an irrevocable trust established under the laws of the British Virgin Islands. Ms. Haiyan Gong is the settlor of the Pangu Trust and Ms. Gong and her family members are the beneficiaries.  In addition, according to the Proposal Letter, Vast Profit expects to complete the acquisition of an additional 1,805,126 ordinary shares of the Company by March 15, 2015.  A copy of the Proposal Letter is attached hereto as Exhibit A.

The Board is in the process of forming a special committee of independent directors to consider the Transaction.

The Company cautions its shareholders and others considering trading in its securities that the Board has just received the non-binding proposal from Vast Profit and no decisions have been made with respect to the Company’s response to the proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to the Transaction or any other transaction, except as required under applicable law.

In addition, the Company today announced that Ms. Gong resigned from her position as a director of the Company, effective immediately, and will no longer hold the position of Co-Chairman of the Board. Ms. Gong will continue to serve as a consultant to the Company.

About Jiayuan

Jiayuan.com International Ltd. (“Jiayuan”) (NASDAQ: DATE) operates the largest online dating platform in China. Jiayuan is committed to providing a trusted, effective, and user-focused online dating platform that addresses the dating and marriage needs of China’s rapidly growing urban singles population. As a pioneer in China’s online dating market, Jiayuan ranks first in terms of number of unique visitors, average time spent per user and average page views per user among all online dating websites in China in 2014, according to iResearch. Jiayuan recorded an average of 6.2 million monthly active user accounts in the third quarter of 2014. Every two of Jiayuan’s American depositary shares represent three ordinary shares.

For more information, please visit http://ir.jiayuan.com.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Jiayuan may also make written or verbal forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in verbal statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users; competition in the Chinese online dating markets; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of any litigation or arbitration; the expected growth of the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and online dating websites and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in our documents filed with the U.S. Securities and Exchange Commission. Jiayuan does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of the press release, and Jiayuan undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

China

Shirley Zhang
Jiayuan.com International Ltd.
+86 (10) 6442-2321
ir@jiayuan.com

Mr. Christian Arnell
Christensen Investor Relations Mr. Christian Arnell
+86-10-5900-1548
carnell@christensenir.com

US

Ms. Linda Bergkamp
+1-480-614-3004
Email: lbergkamp@Christensenir.com

Exhibit A

March 3, 2015

The Board of Directors

Jiayuan.com International Ltd.

15/F, Anhua Development Building

No. 35 Anding Road

Chaoyang District, Beijing, China

Dear Sirs:

Vast Profit Holdings Limited, a company incorporated under the laws of the Cayman Islands (“VPHL”, “we” or “us”), is pleased to submit this preliminary non-binding proposal (the “Proposal”) to acquire all of the outstanding shares of Jiayuan.com International Ltd. (the “Company”) not already owned by us in a going private transaction (the “Acquisition”) at US$5.37 per American Depositary Share (“ADS”), or US$3.58 per ordinary share (each ordinary share representing 2/3 of an ADS).

Through privately negotiated share purchase transactions, we have agreed to acquire approximately 9.8 million ordinary shares of the Company, representing 19.6% of the Company’s total outstanding shares as of March 2, 2015. We have completed the acquisition of 8,003,763 ordinary shares of the Company on March 2, 2015, and we expect to acquire the remaining 1,805,126 ordinary shares of the Company by March 15, 2015. We believe that our proposal provides a very attractive opportunity to the Company’s shareholders as we are offering the same purchase price as that in our recently completed share acquisition. In addition, our proposed purchase price represents a premium of 15.7% to the Company’s ADS closing price on March 2, 2015 and a premium of 12.7% and 14.1% to the volume-weighted average closing price during the last 30 and 60 trading days, respectively. We are confident that the Acquisition can be closed on a highly expedited basis as outlined in this letter.

1 . The Acquisition.  We intend to form an acquisition vehicle for the purpose of implementing the Acquisition. The Acquisition will be in the form of a merger of the Company with the acquisition vehicle. We are interested only in pursuing this Acquisition and are not interested in selling our shares in any other transaction involving the Company.

2.  Purchase Price.  We are prepared to pay US$5.37 in cash per ADS or US$3.58 per ordinary share in the Acquisition, in each case other than for shares held by us that will be rolled over to the surviving company of the Acquisition.

3.  Closing Certainty and Funding.  We believe that we offer a high degree of closing certainty and are well positioned to negotiate and complete the proposed Acquisition on an expedited basis. We intend to finance the proposed Acquisition with a combination of debt and equity capital and we expect definitive commitments for the required debt and equity funding, subject to terms and conditions set forth therein, to be in place when the Definitive Agreements (as defined below) are signed.

4.  Due Diligence.  We have engaged Skadden, Arps, Slate, Meagher & Flom LLP as our U.S. legal counsel to assist our work. We and our financing sources are in a position to commence customary business, financial and legal due diligence on the Company immediately, and we expect to be able to complete due diligence on a highly expedited basis, and are prepared and ready to engage in the next stage of discussions in parallel with our diligence exercise.

5.  Definitive  Agreements.  We are prepared to promptly negotiate and finalize mutually satisfactory definitive agreements with respect to the Acquisition and related transactions (the “Definitive Agreements”). The Definitive Agreements will provide for representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.

6.  Process.  We recognize that the Company’s Board of Directors (the “Board”) will evaluate the Acquisition independently before it can make its determination to endorse it. Given the importance of certain other major shareholders’ continual involvement in the Company after the Acquisition, we intend to discuss with selected major shareholders about their possible participation in the Acquisition as roll-over shareholders. However, there is no agreement, arrangement or understanding between any other shareholder of the Company and us at present with respect to the Proposal or the Acquisition.

7.  Confidentiality.  We are sure you will agree that until we have executed Definitive Agreements or terminated our discussions, it is in all parties’ interests to ensure that we proceed in a strictly confidential manner, unless otherwise required by law.

8.  No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to the Acquisition. A binding commitment will result only from the execution of Definitive Agreements, and then will be on terms and conditions provided in such documentation.

In closing, we would like to express our commitment to working together with you to bring this Acquisition to a successful and timely conclusion.  Should you have any questions regarding this proposal, please do not hesitate to contact the undersigned at +86 130 1108 8716. We look forward to speaking with you.

2

Vast Profit Holdings Limited

/s/ Guodong SUN
Name: Guodong SUN
Title: Director

[Proposal Letter Signature Page]